[DPW LETTERHEAD]
May 29, 2007

Mr. William Friar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          Banco Bilbao Vizcaya Argentaria, S.A.
Amendment No. 1 to Form F-4
Filed May 14, 2007
File No. 333-141813

Dear Mr. Friar:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), we hereby submit BBVA’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated May 21, 2007 with respect to the above-mentioned Amendment No. 1 to Form F-4 (the “Amendment No. 1”).

This letter and BBVA’s Amendment No. 2 (the “ Amendment No. 2”) to Form F-4 (the “F-4”) are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter, along with a courtesy copy of the Amendment No. 2 marked to indicate changes from Amendment No. 1 filed on May 14, 2007.

The Staff’s comments, indicated in italics, are followed by BBVA’s responses. All references to page numbers in BBVA’s responses are to pages in the marked version of the Amendment No. 2.

Form F-4

Notice of Special Meeting

1.           The staff notes this appears in the Prospectus. Revise to move it to before the Prospectus cover page.

Further to our conversation with the Staff regarding the question of whether it may be confusing to Compass stockholders having the Notice of Special Meeting after the cover page of the proxy statement/prospectus, after consulting with colleagues and reviewing market practice for other U.S. merger transactions, we believe that not following market practice on this issue would be potentially more confusing, and potentially less helpful from an informational perspective, for Compass stockholders than maintaining the Prospectus cover page as the first page of the document.  We believe that the cover page in the form of the letter from the Chairman and Chief Executive Officer of Compass provides a personal and “stockholder-friendly” introduction to the purpose of the special meeting and  summary terms of the transaction and that Compass stockholders will not be confused by the more formal Notice of Special Meeting that follows the letter from the company’s Chairman and Chief Executive Officer.

Questions and Answers, page v

2.
With regard to your response numbered 4, revise to disclose the approximate timeframe for the election form to be sent to holders and what information (updated prospectus) will accompany the Form of Election.

BBVA advises the Staff that the Form of Election will be sent to holders no less than 20 days prior to the election deadline.  The election deadline will be the date that BBVA and Compass agree is as near as practicable to 5 business days prior to the expected closing date of the transaction.  Thus, BBVA intends to send the Form of Election to holders approximately 25 days prior to the expected closing date of the transaction.  BBVA does not intend to provide holders with an updated prospectus at the time that holders receive  the Form of Election, nor does BBVA believe that this step is required. The Form of Election will advise shareholders that the proxy statement/prospectus remains available at Compass’ website and at the Commission's website at www.sec.gov (in the event, for example, that the holder has not retained the proxy statement/prospectus or has become a holder since the record date of the stockholders’ meeting), and that BBVA or Compass will provide a copy of the proxy statement/prospectus to any holder who so requests.  The Form of Election will further note that each of BBVA and Compass files annual reports and furnishes other reports and information with the Commission, and that such reports and information are available at the respective company's website and at the Commission’s website.

Summary
What Holders of Compass Stock Options.... page 4

3.	Revise to disclose that the per share consideration to be paid to option holders may be greater than that received by shareholders who receive the cash consideration of $71.82 per share.

In response to the Staff’s comment, the disclosure on page 4 has been revised.

Comparative Per Share Financial Data, page 14

4.
We continue to believe that the information called for by Item 3(f) of Form F-4 is required to be provided in this document. Therefore, please revise to disclose the pro forma book value per share, cash dividends declared per share and income from continuing operations per share for the registrant, and equivalent book value per share, cash dividends declared per share, and income per share from continuing operations for Compass.

In response to the Staff’s comment, the disclosure on page 14 has been revised.

Risk factors, page 20

5.
Revise to add a risk factor with a caption similar to, “Holders of BBVA will be subject to an 18% Spanish government withholding on dividends and a tax rate of 15%-18% on all dividends paid” and include in the narrative any other taxation effects that apply to Compass holders receiving BBVA shares.

In response to the Staff’s comment, the disclosure on page 20 has been revised.

Interests of Compass’ Executive officers and Directors in the Transaction
New Employment Agreements, page 40

6.	As previously requested, revise to disclose the material terms of the current employment arrangements or indicate, if true, that they were comparable.

In response to the Staff’s comment, the disclosure on pages 41 and 42 has been revised.

Existing Change in Control …, page 42

7.	As previously requested, revise to disclose the material terms of the current arrangements or indicate, if true, that they were comparable.

In response to the Staff’s comment, the disclosure on page 43 has been revised.

Exhibits

8.	Revise to file Exhibits 5.1, 8.1, 8.2, and 8.3 with the next pre-effective amendment.

In response to the Staff’s comment, the forms of opinions for exhibits 5.1, 8.1, 8.2 and 8.3 have been filed with Amendment No. 2.

*     *     *

Should you require further clarification of any of the issues raised in this letter or the Amendment, please contact the undersigned at +44-20-7418-1038, Andres V. Gil at +34-91-702-6747 or John K. Doulamis at +44-20-7418-1394.

Sincerely, /s/ John K. Knight John K. Knight

CC:	Mr. Raul Santoro de Mattos Almeida Banco Bilbao Vizcaya Argentaria, S.A., New York Branch 1345 Avenue of the Americas, 45th Floor New York, New York 10105 Phone (212) 728-1660

Edward Herlihy, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Phone (212) 403-1000

Victor I. Lewkow Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Phone (212) 225-2000